                                    FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

For the year ended DECEMBER 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________to __________

Commission file number 333-98681

                           CONOCOPHILLIPS SAVINGS PLAN
                   (FORMERLY THE LONG-TERM STOCK SAVINGS PLAN
                         OF PHILLIPS PETROLEUM COMPANY)
                            (Full title of the Plan)

                                 CONOCOPHILLIPS
                         (Name of issuer of securities)

600 NORTH DAIRY ASHFORD
HOUSTON, TEXAS                                                       77079
(Address of principal executive office)                            (Zip code)

FINANCIAL STATEMENTS AND EXHIBITS

(a)      Financial Statements

Financial statements of the ConocoPhillips Savings Plan (formerly the Long-Term Stock Savings Plan of Phillips Petroleum Company), filed as part of this annual report, are listed in the accompanying index.

(b)      Exhibits

Exhibit 23        Consent of Independent Auditors.

Exhibit 99        Certifications Pursuant to 18 U.S.C. Section 1350,
                    As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the ConocoPhillips Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                      CONOCOPHILLIPS
                                                       SAVINGS PLAN

                                                      /s/ J. W. Sheets
                                                 -------------------------------
                                                          J. W. Sheets
                                                 Plan Financial Administrator

June 25, 2003

INDEX TO FINANCIAL STATEMENTS                        CONOCOPHILLIPS SAVINGS PLAN
AND SCHEDULES                                            (FORMERLY THE LONG-TERM
                                                           STOCK SAVINGS PLAN OF
                                                     PHILLIPS PETROLEUM COMPANY)

                                                                            Page
Report of Independent Auditors .....................................         3

Financial Statements

  Statement of Net Assets Available for Benefits
    at December 31, 2002 and 2001 .................................          4

  Statement of Changes in Net Assets Available for
    Benefits for the Year Ended December 31, 2002 .................          5

  Notes to Financial Statements ...................................          6

Supplemental Schedules *

  Schedule of Assets (Held at End of Year) as of
    December 31, 2002, Schedule H, Line 4i ........................         15

  Schedule of Reportable Transactions for the Year Ended
    December 31, 2002, Schedule H, Line 4j ........................         18

  Schedule of Nonexempt Transactions for the Year Ended
    December 31, 2002, Schedule G, Part III .......................         19

Exhibit Index .....................................................         20

---------------
* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT AUDITORS

The ConocoPhillips Savings Plan Committee
ConocoPhillips Savings Plan

We have audited the accompanying statements of net assets available for benefits of the ConocoPhillips Savings Plan (formerly the Long-Term Stock Savings Plan of Phillips Petroleum Company) (Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the ConocoPhillips Savings Plan Committee (Committee). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, reportable transactions for the year then ended, and nonexempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Committee. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                           /s/ ERNST & YOUNG LLP
                                                             ERNST & YOUNG LLP

Houston, Texas
June 25, 2003

STATEMENT OF NET ASSETS                              CONOCOPHILLIPS SAVINGS PLAN
AVAILABLE FOR BENEFITS                     (FORMERLY THE LONG-TERM STOCK SAVINGS
                                             PLAN OF PHILLIPS PETROLEUM COMPANY)

                                                          Thousands of Dollars
                                                        ------------------------
At December 31                                             2002          2001
                                                        ------------------------
ASSETS
Investments
  ConocoPhillips common stock                           $ 1,727,514    1,396,473
  Insurance contract                                             15            -
  Loans to Plan participants                                 24,050            -
  Credit Suisse Warburg Pincus Value II                       5,273            -
  American Express Fixed Income Fund                         40,161            -
  Vanguard Funds:
    Prime Money Market Fund                                 110,224        1,095
    500 Index Fund                                          175,374            -
    Asset Allocation Fund                                     1,062            -
    Balanced Index Fund                                      11,157            -
    Explorer Fund                                             1,708            -
    Extended Market Index Fund                               13,525            -
    Federal Money Market Fund                                27,987            -
    Growth Index Fund                                         2,645            -
    Inflation-Protected Securities Fund                       7,726            -
    International Growth Fund                                10,452            -
    LifeStrategy Conservative Growth Fund                       811            -
    LifeStrategy Growth Fund                                    996            -
    LifeStrategy Income Fund                                  2,120            -
    LifeStrategy Moderate Growth Fund                           992            -
    Long-Term Treasury Fund                                  15,466            -
    Mid-Cap Index Fund                                        5,361            -
    Morgan Growth Fund                                        1,148            -
    PRIMECAP Fund                                            90,499            -
    Small-Cap Growth Index Fund                               2,042            -
    Small-Cap Value Index Fund                                5,159            -
    Total Bond Market Index Fund                             68,312            -
    Total International Stock Index Fund                      4,837            -
    Total Stock Market Index Fund                             3,114            -
    Value Index Fund                                          1,531            -
    Wellington Fund                                          45,303            -
    Windsor II Fund                                           6,396            -
--------------------------------------------------------------------------------
                                                          2,412,960    1,397,568
--------------------------------------------------------------------------------
Company Contributions Receivable
  Before-tax deposits                                             -          195
Interest Receivable                                               5            4
--------------------------------------------------------------------------------
Total Assets                                              2,412,965    1,397,767
--------------------------------------------------------------------------------
LIABILITIES
Securities Acquisition Loans                                298,850      321,850
Interest Payable                                                378          570
Administrative Expenses Payable                                   -           45
--------------------------------------------------------------------------------
Total Liabilities                                           299,228      322,465
--------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                       $ 2,113,737    1,075,302
================================================================================

See Notes to Financial Statements.

STATEMENT OF CHANGES IN NET           CONOCOPHILLIPS SAVINGS PLAN
ASSETS AVAILABLE FOR BENEFITS             (FORMERLY THE LONG-TERM
                                            STOCK SAVINGS PLAN OF
                                      PHILLIPS PETROLEUM COMPANY)

                                                      Thousands
Year Ended December 31, 2002                          of Dollars
                                                      -----------
ADDITIONS
Company Contributions
  Funds for debt service                              $     2,364
  Basic allocation requirements                            40,479
Participant Contributions                                   8,571
-----------------------------------------------------------------
                                                           51,414
-----------------------------------------------------------------
Investment Income
  Dividends and interest                                   32,909
-----------------------------------------------------------------
                                                           32,909
-----------------------------------------------------------------
Other Additions
  Asset transfer in from Thrift Plan                      941,249
  Asset transfer in from TOSCO CAP Plan                   376,010
-----------------------------------------------------------------
                                                        1,317,259
-----------------------------------------------------------------
Total                                                   1,401,582
-----------------------------------------------------------------
DEDUCTIONS

Distributions to participants
  or their beneficiaries                                   90,371
Net depreciation in fair value
  of common stock                                         265,778
Interest expense                                            6,933
Administrative expense                                         65
-----------------------------------------------------------------
Total                                                     363,147
-----------------------------------------------------------------
NET CHANGE                                              1,038,435

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year                                       1,075,302
-----------------------------------------------------------------

End of Year                                           $ 2,113,737
=================================================================

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS                        CONOCOPHILLIPS SAVINGS PLAN
                                                         (FORMERLY THE LONG-TERM
                                                           STOCK SAVINGS PLAN OF
                                                     PHILLIPS PETROLEUM COMPANY)

NOTE 1--PLAN DESCRIPTION

The following description of the ConocoPhillips Savings Plan (CPSP) (Plan) is subject to and qualified by the more complete information appearing in the Plan document. This Plan was formerly known as the Long-Term Stock Savings Plan of Phillips Petroleum Company (LTSSP); the name was changed at the close of business on December 31, 2002, along with the formal merger of the Thrift Plan of Phillips Petroleum Company (Thrift Plan) into the CPSP. The Thrift Plan became the Thrift Feature of the CPSP and the LTSSP became the Stock Savings Feature. At the same time, accounts in the Tosco Corporation Capital Accumulation Plan (CAP) were transferred to CPSP.

On March 12, 2002, stockholders of Phillips Petroleum Company and Conoco Inc. (Conoco) approved a merger of the two companies to form ConocoPhillips. The merger was finalized on August 30, 2002. Under the terms of the merger agreement, each outstanding share of Phillips Petroleum Company common stock, including all those held by the Thrift Plan and the LTSSP, was automatically converted into one share of the new ConocoPhillips common stock (Company Stock).

The following description of the Stock Savings Feature is subject to and qualified by the more complete information appearing in the Plan document.

When the LTSSP (the Stock Savings Feature) became effective July 1, 1988, it was a defined contribution stock bonus plan available to certain employees of ConocoPhillips Company (formerly Phillips Petroleum Company) and participating subsidiaries (Company). Generally, any person on the U.S. direct dollar payroll of the Company was eligible to participate, except non-managerial retail marketing outlet employees and certain other employee classifications, including persons who were employees of Tosco Corporation prior to its acquisition by the Company.

Vanguard Fiduciary Trust Company was the Plan Trustee. Plan investments were held by the Trustee in the Temporary Fund (prior to May 1, 2001), Fund TD (also known as the Employee Stock Fund), Fund TE (also known as the Employer Stock
Fund) and Fund TF (also known as the EP Stock Fund). Temporary Fund investments consisted of specified short-term securities in the Vanguard Prime Money Market

Fund. Funds TD, TE, and TF were invested primarily in the common stock of the Company.

Fund TE consisted of ConocoPhillips stock (formerly Phillips Petroleum Company stock), purchased with the proceeds of the loans described in Note 3 (Leveraged Shares), with certain Company contributions, or with certain dividends received from the Company; or ConocoPhillips stock contributed by the Company. The Leveraged Shares were allocated to Fund TE or Fund TF accounts of eligible participants in one of three types of stock allocations: semiannual basic allocations, dividend replacement allocations and supplemental allocations. The number of shares allocated on June 30, 2002, and again on December 31, 2002, was 4,255 shares for each 100 employees eligible to make deposits as of January 1, 2002. Beginning June 30, 2003, the number of shares to be allocated semiannually on each allocation date will be 4,349 shares for each 100 employees eligible to make deposits. After 2005 and through the allocation date following the date the second loan is repaid, the number of shares to be allocated semiannually on each basic allocation date will be 3,962 shares for each 100 eligible employees. In late 1995, the Company extended the terms of the second loan to the year 2015. Without the extension, allocations of stock to employees would have been completed in 2005 or before. The extension required additional shares of ConocoPhillips stock to be delivered to the Plan. The Plan was eligible to receive shares from the Company's Compensation and Benefits Trust (CBT). In 2002, the Company used the CBT to contribute 771,479 shares of stock to the Plan. The fair value of the shares was $40.5 million.

A participant's semiannual basic allocation was based on the ratio of the participant's Fund TD deposits to all eligible participants' deposits for the allocation period. If the Company did not elect to make a special contribution and if eligible dividends from participants' Fund TE or Fund TF accounts were used to make loan payments, participants received a dividend replacement allocation. The Plan used $15.6 million in dividends on allocated shares to make loan payments and allocated 291,138 shares in dividend replacement allocations to participants' Fund TE and Fund TF accounts in 2002. A supplemental allocation could be made each year-end if all shares released for allocation, based on loan payment provisions, had not been allocated.

The Company made contributions to the Plan which, when aggregated with certain Plan dividends from Fund TE, certain dividends from Fund TF, and certain interest earnings from Fund TE, equaled the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its loan. The Company could also elect to make contributions to the Plan, as an alternative to using the dividends from shares in Fund TF or from shares in Fund TE. Finally, the Company could make contributions to the Plan in the amount necessary to bring the number of shares of stock released for allocation up to the level required to complete the basic allocation by contributing cash or by contributing ConocoPhillips common stock.

Eligible employees could elect to have their salaries reduced and before-tax deposits made by the Company on their behalf equal to 1 percent of pay, as defined by the Plan. The deposits were credited directly to employees' accounts as soon as practicable, generally the night of each payday. The interest of participants in each fund was represented by shares allocated to them. Assets of the Employee Stock Ownership Plan of Phillips Petroleum Company (ESOP) and the Payroll Stock Ownership Plan of Phillips Petroleum Company (PAYSOP), which were merged into the Plan on July 1, 1988, were held in Fund TF.

Participants were always vested in their deposits and amounts credited to their accounts. Total withdrawals from Funds TD, TE and TF could be made upon the occurrence of specified events, including the attainment of age 59 1/2 (after December 31, 1998, for Funds TF and TE) or severance of employment. Partial withdrawals were permitted in cases of specified financial hardship and certain other cases, including special partial withdrawal provisions for participants age 55 and over. For a participant who retired or became totally disabled, unless a request for withdrawal was made as of any earlier date, distribution generally was deferred to a date not later than the first valuation date in October of the year age 69 is attained. If the participant died, distribution to a surviving spouse beneficiary was deferred to the first valuation date in October in the year in which the participant would have attained age 69. Effective January 1, 2003, the age at which distributions were deferred to was changed to 70 1/2. This deferral was revocable by the participant or the surviving spouse. Distributions to non-spouse beneficiaries could be deferred approximately five years. A participant could elect a direct rollover of the taxable portion of most distributions to an Individual Retirement Account or another tax-qualified plan.

The Plan is administered by the ConocoPhillips Savings Plan Committee, a Plan Financial Administrator, and a Plan Benefits Administrator. Members of the Committee are appointed by the Board of Directors of ConocoPhillips Company. The Plan Financial Administrator and the Plan Benefits Administrator are the persons who occupy, respectively, the ConocoPhillips positions of Treasurer and Compensation and Benefits Manager. Members of the Committee and the Plan Administrators serve without compensation, but are reimbursed by the Company for necessary expenditures incurred in the discharge of their duties. Administrative expenses of the Plan are paid by the Trustee from assets of the Plan to the extent allowable by law, unless paid by the Company. In 2002, reimbursement of administrative expenses paid to ConocoPhillips from Fund TF totaled $64,910.

Some provisions of the new CPSP include many of the provisions of the Thrift Plan, LTSSP, some provisions of the CAP, as well as new provisions, effective January 1, 2003, which have been added to the CPSP that were not a part of the original Thrift Plan, LTSSP, or CAP.

A recap of the new provisions follows:

Thrift Feature: Deposits of up to 30 percent of pay on a before-tax basis, an after-tax basis, or a combination of both, may be made and the Company will contribute $1 for each $1 deposited by the participant up to 1.25 percent of pay. Participants have a choice of 27 investment funds in which to invest their deposits.

Stock Savings Feature: Deposits of 1 percent of pay on a before-tax basis can be made. Participants will receive semiannual allocations of Company Stock as of June 30 and December 31 of each year, based on their deposits relative to total deposits to the Stock Savings Feature during an allocation period.

Effective January 1, 2003, heritage Conoco employees became eligible to participate in the Stock Savings Feature. They are not eligible to participate in the Thrift Feature.

Catch-up Deposits: Participants are eligible to make catch-up deposits to the Thrift Feature beginning in the year the participant attains age 50. The participant is allowed to elect catch-up deposits to be deducted as a dollar amount from each paycheck up to the applicable dollar limit, as defined by the Plan, for such plan year. An annual election is required to make catch-up deposits.

Installment Payments: A terminated employee or a beneficiary who is the surviving spouse of a participant is eligible to elect a distribution based on a fixed-dollar amount or life-expectancy installment payments.

Dividend Pass Through: Effective January 1, 2003, a participant can make an election to receive cash dividends from the Company Stock Fund on a portion of his account invested in Company Stock. The distribution of these dividends will be made on each dividend payment date. Offering the participant the opportunity to receive cash dividends allows the Company to take a tax deduction for those dividends.

Forms of Payment: Generally, distributions from participant accounts invested in Company Stock may be made in cash, Company Stock, or a combination of both. Distributions from all other funds in the Thrift Feature are made in cash. An election to make an eligible rollover distribution is also available.

Loans: Active or terminated employees or a beneficiary who is the surviving spouse of a participant can request a loan from their account in the CPSP. The minimum loan is $1,000. Generally, the maximum loan is the lesser of $50,000 or one-half of the value of the account. For those eligible for loans, three outstanding loans are available at any one time, one of which may be a home loan for a term of up to 240 months.

Expanded Investment Fund Line-up: The Thrift Feature of CPSP also includes the following new funds, bringing the total number to 28, --CAP Fixed Income Fund and Vanguard Retirement Savings Trust Fund. The CAP Fixed Income Fund will be a blended fund consisting of Vanguard Retirement Savings Trust and American Express Trust Income Fund III. No new deposits will be allowed to the American Express Trust Income Fund III. Beginning January 1, 2003, and continuing each month through April 2003, a portion of the American Express Trust Income Fund III was invested in the Vanguard Retirement Savings Trust. In April 2003, the entire remaining CAP Fixed Income Fund balance was transferred to the Vanguard Retirement Savings Trust.

Share Accounting Method for Company Stock: Effective January 1, 2003, the CPSP changed to a share accounting method for Company Stock versus the unit accounting method used, prior to that date. Any shares purchased or sold on any business day will be valued at the Participant Transaction Price, which is calculated using a weighted-average price of the ConocoPhillips stock traded on that business day and any carryover impact from the previous trading day.

Trust Agreements: On January 1, 2003, ConocoPhillips entered into both a Trust Agreement and a Master Trust Agreement with Vanguard Fiduciary Trust Company, as Trustee. Together, these trust agreements provide for the administration of the Trust fund by the Trustee or any Successor Trustee. The Master Trust Agreement provides for the administration by the Trustee of each Investment Fund in the Trust Fund that consists primarily of ConocoPhillips stock in both the Stock Savings Feature and the Thrift Feature.

The Plan pays all reasonable expenses necessary for the operation of the Plan, unless such expenses are paid by the Company.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements are presented on the accrual basis of accounting. Distributions to participants or their beneficiaries are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

NOTE 3--SECURITIES ACQUISITION LOANS

The Plan borrowed $250 million (Loan 1) and $400 million (Loan 2) in 1988 and 1990, respectively, and purchased 14,336,918 and 14,159,292 shares of common stock from Phillips Petroleum Company, respectively. The shares are held in a Fund TE suspense account until allocated to eligible participants based on the provisions of the Plan. At December 31, 2002 and 2001, the market value of unallocated shares was $373 million and $505 million, respectively. These were also the amounts of total assets that were not allocated to participants at December 31, 2002 and 2001.

Loan 1 was fully repaid in June 1998 and all leveraged shares associated with Loan 1 have been allocated to participant accounts.

Loan 2 was amended late in 1995 to extend its term from 15 to 25 years, requiring repayment in annual installments beginning in 2005, through the year 2015. Due to loan prepayments, the first required payment is currently scheduled to be in 2008.

Any participating bank in the syndicate of lenders may cease to participate on December 5, 2004, by giving not less than 180 days prior notice to the Plan and ConocoPhillips. Also, each bank participating in the loan has the optional right, if the current Directors of ConocoPhillips or their approved successors cease to be a majority of the Board of Directors, and upon not less than 90 days notice, to cease to participate in the loan. Under the above conditions, such banks' rights and obligations under the loan agreement must be purchased by ConocoPhillips if not transferred to another bank of ConocoPhillips' choice.

The outstanding balance of Loan 2 at December 31, 2002, was $299 million. Loan 2 prepayments totaled $23 million in 2002. Loan 2 provides for variable interest rates. The rates were 1.69 percent and 2.36 percent at December 31, 2002 and 2001, respectively.

Loan 2 is guaranteed by ConocoPhillips. It is being repaid through contributions made by the Company; dividends on certain allocated and unallocated shares, and earnings on the short-term investment of dividends. Loan 2's carrying amount approximates fair value.

NOTE 4--INVESTMENTS

Company Stock is valued at fair value, using the New York Stock Exchange closing quoted market price. Insurance contracts are valued pursuant to their terms; the contract value, which approximates fair value, represents fund deposits plus interest credited, less distributions. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 5--NON-PARTICIPANT-DIRECTED INVESTMENTS

The ConocoPhillips common stock in Fund TE and the Loan 2 Suspense Account of the Stock Savings Feature, as well as the ConocoPhillips Stock Fund included in the Thrift Feature, are the only non-participant-directed investments in the Plan. Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments are as follows:

                                                          Thousands of Dollars
At December 31                                                2002        2001
                                                          ---------------------
Net Assets:
  ConocoPhillips common stock                             $1,154,478    817,427
===============================================================================

Changes in Net Assets during Year
  Ended December 31, 2002:
    Company contributions                                             $   2,364
    Dividends and interest                                               27,111
    Other income                                                              5
    Interfund transfers                                                  40,479
    Asset transfers in                                                  547,516
    Net depreciation in fair value
      of investments                                                   (219,185)
    Interest expense                                                     (7,125)
    Distributions                                                       (54,114)
-------------------------------------------------------------------------------
                                                                      $ 337,051
===============================================================================

NOTE 6--ASSET TRANSFERS IN

At the close of business on December 31, 2002, approximately $941 million of assets from the Thrift Plan of Phillips Petroleum Company and $376 million of assets from the Tosco Corporation Capital Accumulation Plan were transferred into the Plan, as a result of the merger discussed in Note 1.

NOTE 7--TAX STATUS

The Internal Revenue Service (IRS) determined on July 3, 2002, that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 and that the Trust is exempt from federal income tax under Section 501(a). Subsequent amendments have been adopted, but are not expected to affect the qualified status of the Plan. The Committee is not aware of any activity that would affect the qualified status of the Plan.

NOTE 8--PARTY-IN-INTEREST TRANSACTIONS

The majority of the Plan's assets are invested in Company Stock. Because ConocoPhillips is the parent of the Company, these transactions qualify as party-in-interest transactions. In addition, certain investments of the Plan are in shares of mutual funds managed by Vanguard. Because Vanguard is the Plan's trustee, these transactions also qualify as party-in-interest transactions.

NOTE 9--PLAN TERMINATION

In the event of termination of the Plan, participants and beneficiaries of deceased participants will be vested with respect to, and will receive, within a reasonable time, any funds in their accounts as of the date of the termination. Unallocated assets leveraged to Loan II would be allocated pursuant to applicable legal and contractual requirements.

NOTE 10--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2002 and 2001, as reflected in these financial statements, to the amounts reflected in the Plan's Form 5500:

                                                          Thousands of Dollars
                                                         -----------------------
                                                             2002        2001
                                                         -----------------------
Net assets available for benefits as reported in the
  financial statements                                   $ 2,113,737   1,075,302
Less: Amounts allocated to withdrawing participants
  at December 31, 2002                                           (16)          -
--------------------------------------------------------------------------------
Net assets available for benefits as reported in the
  Form 5500                                              $ 2,113,721   1,075,302
================================================================================

The following is a reconciliation of distributions to participants for the year ended December 31, 2002, as reflected in these financial statements to the amount reflected in the Plan's Form 5500:

                                                                    Thousands of
                                                                      Dollars
                                                                    ------------
Distributions to participants as reported in the
  financial statements                                                $  90,371
Add: Amount allocated to withdrawing participants at December
  31, 2002                                                                   16
-------------------------------------------------------------------------------
Distributions to participants as reported in the Form 5500            $  90,387
===============================================================================

SCHEDULE OF ASSETS (HELD AT END OF YEAR)             CONOCOPHILLIPS SAVINGS PLAN
SCHEDULE H, LINE 4i                                      (FORMERLY THE LONG-TERM
                                                           STOCK SAVINGS PLAN OF
                                                     PHILLIPS PETROLEUM COMPANY)
                                                        EIN 73-0400345, PLAN 022

At December 31, 2002

                                  (c)                     Thousands of Dollars
    (a)(b)               Description of investment       -----------------------
Identity of issue,        including maturity date,          (d)            (e)
borrower, lessor        rate of interest, collateral,    Historical      Current
or similar party            par or maturity value           Cost          Value
-------------------   -----------------------------      ----------    ---------
CONOCOPHILLIPS*       COMMON STOCK, $0.01 PAR VALUE,
                        29,300,813 SHARES                $1,065,563    1,727,514

TRAVELERS INSURANCE   GROUP ANNUITY CONTRACT GR-1966A,
  COMPANY               DEFERRED SETTLEMENT ACCOUNT              **           15

AMERICAN EXPRESS      40,161,019 UNITS, AMERICAN
                        EXPRESS TRUST INCOME FUND III            **       40,161

CREDIT SUISSE         500,722 UNITS, WARBURG PINCUS
                        VALUE II FUND                            **        5,273

PARTICIPANTS          LOANS TO PLAN PARTICIPANTS
                        AT 4.5% TO 9.5%                          **       24,050
--------------------------------------------------------------------------------

THE VANGUARD GROUP*   110,223,593 UNITS, VANGUARD
                        MONEY MARKET PRIME                       **      110,224

                      2,161,119 UNITS, VANGUARD
                        500 INDEX FUND                           **      175,374

                      58,771 UNITS, VANGUARD
                        ASSET ALLOCATION FUND                    **        1,062

                      712,930 UNITS, VANGUARD
                        BALANCED INDEX FUND                      **       11,157

                      37,557 UNITS, VANGUARD
                        EXPLORER FUND                            **        1,708

                      721,696 UNITS, VANGUARD
                        EXTENDED MARKET INDEX FUND               **       13,525

                      27,986,495 UNITS, VANGUARD
                        FEDERAL MONEY MARKET FUND                **       27,987

                      132,564 UNITS, VANGUARD
                        GROWTH INDEX FUND                        **        2,645

SCHEDULE OF ASSETS (HELD AT END OF YEAR)             CONOCOPHILLIPS SAVINGS PLAN
SCHEDULE H, LINE 4i                                      (FORMERLY THE LONG-TERM
                                                           STOCK SAVINGS PLAN OF
                                                     PHILLIPS PETROLEUM COMPANY)
                                                        EIN 73-0400345, PLAN 022

At December 31, 2002

                                  (c)                     Thousands of Dollars
    (a)(b)               Description of investment       -----------------------
Identity of issue,        including maturity date,          (d)            (e)
borrower, lessor        rate of interest, collateral,    Historical      Current
or similar party            par or maturity value           Cost          Value
-------------------   -----------------------------      ----------    ---------
THE VANGUARD GROUP*   652,510 UNITS, VANGUARD
                        INFLATION-PROTECTED SECURITIES           **        7,726

                      859,582 UNITS, VANGUARD
                        INTERNATIONAL GROWTH FUND                **       10,452

                      63,282 UNITS, VANGUARD
                        LIFESTRATEGY CONSERVATIVE
                        GROWTH                                   **          811

                      69,328 UNITS, VANGUARD
                        LIFESTRATEGY GROWTH FUND                 **          996

                      172,103 UNITS, VANGUARD
                        LIFESTRATEGY INCOME FUND                 **        2,120

                      71,500 UNITS, VANGUARD
                        LIFESTRATEGY MODERATE
                        GROWTH FUND                              **          992

                      1,315,164 UNITS, VANGUARD
                        LONG-TERM TREASURY FUND                  **       15,466

                      542,578 UNITS, VANGUARD
                        MID-CAP INDEX FUND                       **        5,361

                      102,946 UNITS, VANGUARD
                        MORGAN GROWTH FUND                       **        1,148

                      2,340,879 UNITS, VANGUARD
                        PRIMECAP FUND                            **       90,499

                      222,678 UNITS, VANGUARD
                        SMALL-CAP GROWTH INDEX FUND              **        2,042

                      605,572 UNITS, VANGUARD
                        SMALL-CAP VALUE INDEX FUND               **        5,159

                      6,580,287 UNITS, VANGUARD
                        TOTAL BOND MARKET INDEX FUND             **       68,312

                      626,615 UNITS, VANGUARD
                        TOTAL INTERNATIONAL STOCK INDEX          **        4,837

SCHEDULE OF ASSETS (HELD AT END OF YEAR)             CONOCOPHILLIPS SAVINGS PLAN
SCHEDULE H, LINE 4i                                      (FORMERLY THE LONG-TERM
                                                           STOCK SAVINGS PLAN OF
                                                     PHILLIPS PETROLEUM COMPANY)
                                                        EIN 73-0400345, PLAN 022

At December 31, 2002

                                  (c)                     Thousands of Dollars
    (a)(b)               Description of investment       -----------------------
Identity of issue,        including maturity date,          (d)            (e)
borrower, lessor        rate of interest, collateral,    Historical      Current
or similar party            par or maturity value           Cost          Value
-------------------   -----------------------------      ----------    ---------
THE VANGUARD GROUP*   155,147 UNITS, VANGUARD
                        TOTAL STOCK MARKET INDEX FUND            **        3,114

                      104,485 UNITS, VANGUARD
                        VALUE INDEX FUND                         **        1,531

                      1,844,600 UNITS, VANGUARD
                        WELLINGTON FUND                          **       45,303

                      307,516 UNITS, VANGUARD
                        WINDSOR II FUND                          **        6,396
--------------------------------------------------------------------------------
                                                                 **      615,947
--------------------------------------------------------------------------------
                                                                      $2,412,960
================================================================================

 * Party-in-interest
** Historical cost information is not required for participant-directed investments.

SCHEDULE OF REPORTABLE TRANSACTIONS                  CONOCOPHILLIPS SAVINGS PLAN
SCHEDULE H, LINE 4j                                      (FORMERLY THE LONG-TERM
SERIES OF TRANSACTIONS IN EXCESS                           STOCK SAVINGS PLAN OF
  OF 5 PERCENT OF NET ASSETS                         PHILLIPS PETROLEUM COMPANY)
  (CATEGORY iii)                                        EIN 73-0400345, PLAN 022

Year Ended December 31, 2002

                                           Thousands of Dollars
                 ---------------------------------------------------------------
(a, b) Identity                                            (h)Current
of party                                                    value of
involved and                                                asset on   (i) Net
description      (c) Value of  (d) Value   (g)Historical  transaction    gain
of asset           purchases    of sales   cost of asset     date      or (loss)
---------------  ------------  ----------  -------------  -----------  ---------
ConocoPhillips*
  Common stock     $  47,206                                  47,206
                                 $54,121         23,843       54,121      30,278
--------------------------------------------------------------------------------

* Party-in-interest

Columns (e) and (f) are not applicable.

There were no category (i), (ii) and (iv) reportable transactions during 2002.

SCHEDULE OF NONEXEMPT TRANSACTIONS                   CONOCOPHILLIPS SAVINGS PLAN
SCHEDULE G, PART III                                     (FORMERLY THE LONG-TERM
                                                           STOCK SAVINGS PLAN OF
                                                     PHILLIPS PETROLEUM COMPANY)
                                                        EIN 73-0400345, PLAN 022

Year Ended December 31, 2002

                                                                 (c)
                                                            Description of
                                 (b)                     transactions, including
     (a)                 Relationship to plan,           maturity date, rate of
 Identity of              employer or other               interest, collateral,
party involved             party-in-interest              par or maturity value
--------------             -----------------            ------------------------
ConocoPhillips           Employer/Plan Sponsor          On a May 24, 2002, there
  Company                                               was a delay in the
                                                        transfer of employee
                                                        deposits to Vanguard,
                                                        totaling $133,741.30.
                                                        The related earnings of
                                                        $855.62 were deposited
                                                        into the Plan in August
                                                        2002.

Columns (d) through (j) are not applicable.

Exhibit Index                                        ConocoPhillips Savings Plan
                                                         (formerly the Long-Term
                                                           Stock Savings Plan of
                                                     Phillips Petroleum Company)
                                                        EIN 73-0400345, Plan 022

Exhibit
Number                    Description
------                    -----------
 23       Consent of Independent Auditors.

 99       Certifications Pursuant to 18 U.S.C. Section 1350,
            As Adopted Pursuant to Section 906 of the
            Sarbanes-Oxley Act of 2002.